UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Notice of Extraordinary General Meeting of Shareholders
PROXY STATEMENT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OTHER MATTERS
Depositary’s Notice of Shareholders’ Meeting of GMARKET INC.
Extraordinary General Meeting

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: December 15, 2006

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

December 15, 2006
Dear Shareholder:
     You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of Gmarket Inc (the “Company”). We will hold the meeting on December 30, 2006 at 10:00 a.m., Seoul time, at our office on the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea. We hope that you will be able to attend.
     Enclosed please find a notice setting forth the business expected to come before the Meeting, our Proxy Statement, and a form of proxy card. The agenda includes a proposal to elect two new Directors.
     Our Board of Directors has decided that the proposal is in the best interests of the Company and its shareholders and therefore recommends that you vote in favor of the proposal.
     Your vote is very important to us. Whether or not you plan to attend the Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the proxy before the Meeting will not preclude you from voting in person at the Meeting should you decide to attend.
Sincerely,
Young Bae Ku
Chief Executive Officer

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Notice of Extraordinary General Meeting of Shareholders
December 15, 2006
     The Extraordinary General Meeting of Shareholders of Gmarket Inc. will be held at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea, on December 30, 2006 at 10:00 a.m., Seoul time, for the following purposes.
     1. To consider and vote upon the appointment of Seok-heon Kim and Greg Mrva as new Directors.
     2. To transact such other business as may properly come before the Extraordinary General Meeting of Shareholders.
     Additional information regarding the matters to be acted on at the Extraordinary General Meeting of Shareholders can be found in the accompanying Proxy Statement.
     All holders of record of the Company’s ordinary shares and holders of American Depositary Shares as of December 6, 2006, Seoul time will be entitled to attend and vote at the Extraordinary General Meeting of Shareholders.
     This notice of Extraordinary General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.gmarket.co.kr/IR.
By Order of the Board of Directors
Young Bae Ku
Chief Executive Officer
PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN 10:00 A.M. (U.S. EASTERN STANDARD TIME) ON DECEMBER 28, 2006.

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PROPOSAL
Proposal No.1: Resolution to appoint Seok-heon Kim and Greg Mrva as new Directors.
Our Board currently consists of seven directors. The Board has nominated Seok-heon Kim and Greg Mrva as new Directors.
Seok-heon Kim’s profile
Seok-heon Kim is the managing partner of Cornerstone Equity Partners, a leading Korean private equity firm specializing in buyout and significant control transactions. Mr. Kim has over 15 years of experience that has covered private equity, investment banking, corporate finance and corporate operations. Prior to Cornerstone, he held an executive role at Korea Investment & Securities where he led the establishment of Cornerstone, a subsidiary of Korea Investment Holdings which is a listed financial services holding company. He has also served as the head of Korea for CVC Asia Pacific Limited, head of M&A for ABN AMRO Seoul, group leader in Ernst & Young Korea’s M&A practice, and at LG Chem., Ltd. Mr. Kim holds a Bachelor’s degree in Public Law from the Seoul National University and a Master of Business Administration degree from the University of Washington.
Greg Mrva’s profile
Greg Mrva joined Yahoo in June 2005. In his role as Vice President of Mergers and Acquisitions, he is a key participant in the development of the Company’s strategy and in the identification and execution of new business opportunities including investments, acquisitions, strategic partnerships and joint ventures. Prior to joining Yahoo, Mrva was an investment professional with Texas Pacific Group, a well-know private equity and investment firm, from 2003 to 2005. Prior to TPG, Mrva was Vice President of Corporate Development at Mpath Interactive, an Internet media and entertainment company, from 1999 to 2002. Mrva has also worked for Montgomery Securities where he worked on private equity investments in the technology and media sectors. He began his career with Goldman Sachs in New York as a financial analyst in the Mergers and Acquisitions group. Mrva graduated from the University of Virginia with a Bachelor of Arts in History and Economics with high distinction, and holds a JD magna cum laude from Harvard Law School.

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

OTHER MATTERS
As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Extraordinary General Meeting of Shareholders. If other matters properly come before the Extraordinary General Meeting of Shareholders, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.
By Order of the Board of Directors,
Young Bae Ku
Chief Executive Officer

Time Sensitive
Materials
Depositary’s Notice of
Shareholders’ Meeting of
GMARKET INC.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	38012G100.

ADS Record Date:	December 6, 2006.

Meeting Specifics:	Extraordinary General Meeting of Shareholders — December 30, 2006 at 10:00 A.M. (Seoul time) at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on December 28, 2006.

Deposited Securities:	Common shares, par value Won 100 per share, of Gmarket Inc., a company incorporated and existing under the laws of the Republic of Korea (the “Company”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Korea Securities Depository.

Deposit Agreement:	Deposit Agreement, dated as of July 5, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.
To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 28, 2006.

     The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*
     Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
     Upon timely receipt of signed and completed Voting Instructions from a holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Incorporation of the Company, and the provisions of the Deposited Securities, to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.
     Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in the voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary shall not be voted. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing quorum at the meeting.
     Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
     Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of Shares exceeding limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of holders and beneficial owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. — ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).
Citibank, N.A., as Depositary

* As set forth in the Section 4.10 of the Deposit Agreement, Holders of ADSs as of the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of Korea, the Articles of Incorporation of the Company, and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on December 28, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Gmarket Inc. (the “Company”)

CUSIP No.:	38012G100.
ADS Record Date:	December 6, 2006.
Meeting Specifics:	Extraordinary General Meeting of Shareholders — December 30, 2006 at 10:00 A.M. (Seoul time) at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of July 5, 2006.
Deposited Securities:	Common shares, par value Won 100 per share, of the Company.
Custodian:	Korea Securities Depository.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
     Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in the voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary shall not be voted. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing quorum at the meeting.
     Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
     Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of Shares exceeding limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

1.	Approval of the resolution to appoint Seok-heon Kim and Greg Mrva as new Directors, as set forth in the Company’s Notice of Meeting enclosed herewith.

(A) Issues	Gmarket Inc.

	For	Against	Abstain

Resolution 1	☐	☐	☐

(B) Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)

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